VINCI

02060680

Rueil, 6 DECember 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

02 DEC 18 AM 10:07

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Madam,

Please find enclosed recently issued press releases :

- Consolidated net sales to 30 september 2002
- Vinci wins contract worth 400 million euros in Sweden
- Autostrade denial

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

dlw 12/20

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 858 911 560 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

13 November 2002

PRESS RELEASE

CONSOLIDATED NET SALES TO 30 SEPTEMBER 2002

- **Continued growth in concessions**
- **Improvement in energy and construction business in France for third quarter**
- **High order backlog**
- **Financial targets confirmed**

VINCI had consolidated net sales of 12.9 billion euros during the first nine months of 2002, up 2.5% year on year.

Changes in consolidation scope account for a net amount of around 500 million euros, including the recent acquisitions aimed at strengthening the company's international operations in the services segment (Worldwide Flight Services, market leader in North America for airport services; TMS, a European specialist in automated production systems for the automotive industry; and Crispin & Borst, a British facilities management company).

On a like-for-like basis, net sales were slightly down (1.6%), due principally to road business in France. Net sales decreased less, in France, however, during the third quarter than during the first half of the year.

In France, net sales amounted to 7.6 billion euros for the first nine months, representing only a 3% fall (3.5% on a like-for-like basis), in line with the trend projected for the full year. Construction and Energy & Information posted organic growth of over 3% in the third quarter following a decline during the first half of the year. In Concessions, business remained buyoant for Cofiroute and the upturn expected for VINCI Park was confirmed.

Outside France, net sales for the first nine months amounted to 5.3 billion euros, up 12% (1.5% on a like-for-like basis). Business remained buoyant in concessions during the third quarter. In addition, there was an increase in net sales in energy and construction-related services in Germany, and stable performance in the road segment outside France.

Concessions and services (actual: +33.5%; like-for-like: +6.1%)

For VINCI Concessions, cumulated net sales to 30 September came to 1.4 billion euros against 1 billion euros for the same period in 2001. This amount included almost 300 million euros attributable to changes in consolidation scope, due for the most part to WFS, which was acquired by VINCI Airports in the fourth quarter of 2001. Growth on a like-for-like basis exceeded 6%.

Lefebvre merger carried out successfully in 2001, which has allowed the early realignment of operating structures to the market.

Outside France, cumulated net sales to end September remained stable at 1.7 billion euros, representing 43% of total net sales.

In Germany, business became stable in the third quarter, limiting the decline recorded since the beginning of the year (-1.5%), and representing cumulated net sales of 500 million euros.

Excluding Germany, net sales amounted to 1.2 billion euros, up 1%, with sustained business volumes in the UK, Czech Republic and Canada offsetting a downturn in the United States due to poor weather conditions.

Construction (actual: +1.3%; like-for-like: stable)

VINCI Construction's net sales remained stable over the period at 5.3 billion euros, the decline in France being offset by growth elsewhere.

In France, net sales increased 3.3% on a like-for-like basis during the third quarter, with strong growth for Sogea and GTM Construction in building and an upturn in civil engineering. Cumulated net sales amounted to 2.8 billion euros, down 3.1% due principally to the completion in 2001 of the major Telia contract.

Outside France, cumulated net sales rose 3.6% to 2.5 billion euros, representing almost half of total net sales. In the UK, Norwest Holst's business continues to be well-focused (up 6% on a like-for-like basis) in both building and civil engineering, with increased contributions from several projects (including the rail link between London and the Channel Tunnel). Similarly, business in technical maintenance for the US Army in Germany and the United States continued to grow. In Africa, although the major Esso contract in Cameroon has ended, new contracts resulted in growth in net sales. Lastly, the temporary decline in business for VINCI Construction Grands Projets is attributable to the completion of several contracts (Olympic stadium in Istanbul, Hong Kong metro) pending the start-up of new contracts won, in particular in Libya and Egypt.

Outlook

The order backlog remains high at 11.3 billion euros, representing almost nine months of average business activity (about one year in construction). It has increased 4% since the beginning of the year, illustrating continued good sales performance despite more difficult market conditions.

The situation at end September confirms the net sales projections for the full year, which aimed at slight growth on an actual basis. In addition, VINCI is maintaining its growth target for full-year operating income compared with 2001, which will enable it to sustain its level of net income despite a heavier tax charge and financial charges associated with the acquisition of a 17% stake in Autoroutes du Sud de la France.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German on the VINCI web site: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 858,911,560 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES at 30 SEPTEMBER 2002

(in millions of euros)

	30 September 2002	30 September 2001	Variation 2002/2001	
			actual	like-for-like
CONSOLIDATED NET SALES				
Concessions and services	**1,375.4**	**1,030.0**	**33.5%**	**6.1%**
Energy and Information	**2,253.3**	**2,095.0**	**7.6%**	**(0.7%)**
Roads	**3,906.2**	**4,121.3**	**(5.2%)**	**(5.6%)**
Construction	**5,309.4**	**5,242.1**	**1.3%**	**(0.1%)**
Miscellaneous and double counts	**83.0**	**118.1**		
Total	**12,927.3**	**12,606.5**	**2.5%**	**(1.6%)**
Of which France				
Concessions and services	974.4	905.4	7.6%	4.5%
Energy and Information	1,545.7	1,533.7	0.8%	0.7%
Roads	2,211.3	2,433.3	(9.1%)	(9.7%)
Construction	2,821.4	2,912.2	(3.1%)	(3.1%)
Miscellaneous and double counts	101.0	113.1		
Total	**7,653.8**	**7,897.7**	**(3.1%)**	**(3.5%)**
Of which outside France				
Concessions and services	401.0	124.6	ns	18.8%
Energy and Information	707.6	561.3	26.1%	(4.5%)
Roads	1,694.9	1,688.0	0.4%	0.3%
Construction	2,488.0	2,329.9	6.8%	3.6%
Miscellaneous and double counts	(18.0)	5.0		
Total	**5,273.5**	**4,708.8**	**12.0%**	**1.5%**

VINCI

8 November 2002

PRESS RELEASE

VINCI wins contract worth 400 million euros in Sweden

VINCI, through its subsidiary VINCI Construction Grands Projets, signed a contract with Banverket, the Swedish National Rail Administration, on 8 November 2002 for the construction of the Hallandsas rail tunnel on the new high-speed Gothenburg-Malmö line in Sweden.

The contract covers the design and construction of two tunnels, both of which will be 5.6 kilometres long with an internal diameter of 9.04 metres and intertubes every 500 metres. The boring will be carried out by a tunnelling machine.

The work, worth approximately 400 million euros, will be executed by a consortium formed by VINCI Construction Grands Projets and the Swedish firm, Skanska. It is expected to start at the beginning of 2003 and is scheduled to last seven years.

This latest contract adds to VINCI's many projects in underground work. VINCI Construction Grands Projets is currently working on the Lefortovo road tunnel in Russia; the Mitholz rail tunnel in Switzerland; the Airside road tunnel at Heathrow in the UK; the Pannerdensch Kanaal rail tunnel in the Netherlands; the Soumagne tunnel in Belgium; and the A86 link to the west of Paris. In 2001, VINCI Construction Grands Projets handed over the El Azhar road tunnels in Cairo.

VINCI Construction Grands Projets had net sales of 595.4 million euros in 2001 and net income of 23 million euros.

Press contact: Virginie Christnacht
Tel: +33 (0)1 47 16 31 82
Fax: +33 (0)1 47 16 33 88
E-mail: vchristnacht@vinci.com
www.vinci.com

7 November 2002

Press release

VINCI would like to emphasise that it is not any way affected by the suspension of trading of Autostrade shares on the Milan stock exchange that took place last Thursday afternoon while waiting for a statement to be issued, and therefore denies the market rumours involving its name.

Press contact : Virginie CHRISTNACHT
Tél. : 01 47 16 31 82
Fax : 01 47 16 33 88
e-mail : vchristnacht@ vinci.com